EXHIBIT 10.28

<u>AMENDMENT NO. 1 TO</u>

<u>ADVISORY SERVICES AGREEMENT</u>

THIS AMENDMENT NO. 1, dated as of October 9, 2007 (this "<u>Amendment</u>"), to the ADVISORY SERVICES AGREEMENT dated as of the June 15, 2007 (the "<u>Agreement</u>") by and among RG Tube Holdings LLC ("**RG Tube**"), RGCH Holdings Corp. ("**RGCH Holdings**"), RathGibson, Inc. ("**RathGibson**" and collectively with RG Tube and RGCH Holdings, the "**Company**") and DLJ Merchant Banking, Inc ("**DLJMB**"). Capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in the Agreement.

WHEREAS, pursuant to Section 3 of the Agreement, the Company is required to pay the Annual Fee to "DLJMB (or to such other person or entity as directed by DLJMB)"; and

WHEREAS, DLJMB desires to amend the Agreement to direct the Company to pay $50,000 of the Annual Fee directly to Dominick J. Schiano ("**Schiano**") and $50,000 of the Annual Fee to John A. Janitz ("**Janitz**") in full satisfaction of the obligation of Credit Suisse First Boston Private Equity, Inc. to cause the Company to pay an annual fee to each of Schiano and Janitz pursuant to Section 4(b) of that certain Amended and Restated Agreement, dated as of July 31, 2007, by and among Credit Suisse First Boston Private Equity, Inc., Schiano and Janitz and Evergreen Capital Partners, LLC.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   <u>Amendment of Payment of Annual Fee</u>. <u>Section 3(b)</u> of the Agreement is hereby amended and restated in its entirety with the following:

"An annual financial advisory retainer of $1,000,000 (the "***Annual Fee***"), payable in equal quarterly installments on the first business day of each calendar quarter beginning after the date hereof and continuing through the date of termination or expiration of this Agreement. The Annual Fee shall be payable in the following manner:

(i) $900,000 to DLJMB (or to such other person or entity as directed by DLJMB); and

(ii) $50,000 to each of Dominick J. Schiano ("***Schiano***") and John A. Janitz ("***Janitz***") until the earlier of (A) any termination of certain Amended and Restated Agreement, dated as of July 31, 2007, by and among Credit Suisse First Boston Private Equity, Inc., Schiano, Janitz and Evergreen Capital Partners, LLC and (B) the date on which Schiano or Janitz ceases to serve on the Board of Directors of RG Tube (but only with respect to the portion of the Annual Fee payable to the individual who ceases to so serve). In any such event, the portion of the Annual Fee that is no longer payable to Schiano or Janitz pursuant to this Section 3(b)(ii) shall automatically be payable to DLJMB (or to such other person or entity as directed by DLJMB) as if such portion were subject to Section 3(b)(i)."

2. Effect of Amendment. This Amendment shall become effective, and shall be deemed to be effective as of the date hereof. Except as otherwise expressly modified herein, the Agreement shall remain unchanged and is in full force and effect. All references in the Agreement to "this Agreement," "hereto," "hereof," "hereunder" or words of like import referring to the Agreement shall mean the Agreement as amended by this Amendment.

3. Counterparts; Execution. This Amendment may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Amendment. This Amendment shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

4. Headings. The headings contained in this Amendment are intended solely for convenience and shall not affect the rights of the parties to this Amendment.

5. Governing Law. This Amendment and all claims relating to this Amendment shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principals of conflict of laws thereof.

6. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any court of competent jurisdiction, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated thereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

DLJ MERCHANT BANKING, INC.

By: /s/ Edward A. Johnson
Name: Edward A. Johnson
Title: Authorized Representative

RG TUBE HOLDINGS LLC

By: /s/ Harley Kaplan
Name: Harley Kaplan
Title: Chief Executive Officer

RGCH HOLDING CORP.

By: /s/ Harley Kaplan
Name: Harley Kaplan
Title: Chief Executive Officer

RATHGIBSON, INC.

By: /s/ Harley Kaplan
Name: Harley Kaplan
Title: Chief Executive Officer

JOHN A. JANITZ

/s/ John A. Janitz

DOMINICK SCHIANO

/s/ Dominick Schiano